SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-46772
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The Pacific Gas and Electric Company Savings Fund Plan for Union-Represented Employees
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(Exact name of registrant as specified in its charter)

Gary P. Encinas, Esq.
One Market, Spear Tower
Suite 400
San Francisco, California 94105
(415) 817-8200
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

An indeterminate amount of interests in the above-named plan that were registered pursuant to SEC Rule 416 under Registration Statement No. 333-46772
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(Title of each class of securities covered by this Form)

N/A
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 15d-6 [X]
Rule 12h-3(b)(1)(i) [ ]

Approximate number of holders of record as of the certification or notice date:

          As the security no longer exists, there are no holders of record.  As of March 1, 2004, the Pacific Gas and Electric Company Savings Fund Plan for Union-Represented Employees (the “SFP”) merged into the PG&E Corporation Retirement Savings Plan for Union-Represented Employees, which constitutes part of the PG&E Corporation Retirement Savings Plan (the “RSP”) and the participants of the SFP became participants in the RSP.   PG&E Corporation amended Registration Statement No. 333-46772 to indicate that the remaining shares of PG&E Corporation common stock registered thereunder as of March 1, 2004, together with an indeterminate amount of corresponding plan interests, may be offered and sold only to the participants in the RSP, including former SFP participants, and to participants in the PG&E Corporation Retirement Savings Plan.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the PG&E Corporation Retirement Savings Plan for Union-Represented Employees, as successor to the Pacific Gas and Electric Company Savings Fund Plan for Union-Represented Employees, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: August 5, 2004	By:	BRUCE R. WORTHINGTON
Bruce R. Worthington
Chairman Employee Benefit Committee